EXHIBIT 4.2

Deed of settlement and release – Mr. Fank J Cicutto

This deed of settlement and release

is made on 1st February 2004 between the following parties:

1.             Frank J Cicutto

C/- National Australia Bank, 500 Bourke Street, Melbourne, Victoria, 3000
(Cicutto)

2.             National Australia Bank Limited

ABN 12 004 044 937
of 500 Bourke Street, Melbourne, Victoria, 3000
(NAB)

Recitals

A.            Cicutto was employed as Managing Director and Chief Executive Officer of NAB pursuant to terms and conditions of appointment and employment contained in a letter and attachments dated 23 October 2003.

B.            The employment contract provides for various entitlements and imposes obligations on the parties depending upon the reasons for termination of employment.

C.            Cicutto has agreed to resign as Managing Director and Chief Executive Officer of NAB.

D.            The parties have agreed to settle the terms of Cicutto’s resignation in accordance with this deed.

This deed witnesses

that in consideration of, among other things, the mutual promises contained in this deed, the parties agree:

1             Resignation

(a)           Cicutto resigns his employment with NAB effective from 5.00pm on 1 February 2004.

(b)           Cicutto agrees to immediately resign from his directorship of NAB and to execute any documentation required to give effect to his resignation.

(c)           Cicutto also agrees to take immediate steps to terminate his directorships or appointments to any body (including, but not limited to, any related corporation of NAB) which Cicutto holds as a result of or arising from his employment with NAB.

2             Payment

NAB must pay to Cicutto on or before Monday 16 February 2004 the sum of $6,263,000.00 (Settlement Sum), less appropriate taxation deductions as required by law for payment of all contractual and statutory amounts in respect of the termination of Cicutto’s employment and directorships with NAB which are identified in Attachment 1; in addition to an amount of $1,293,000 described in

Attachment 1 under heading “FY 03 Short Term Incentive (1 October, 2002 to 30 September, 2003)” (FY03 STI). The Settlement Sum has been calculated as of 20 January 2004 and will be adjusted to 1 February 2004 in order to reflect accrual on a daily basis of the Statutory/Award entitlements.

3             Cicutto’s acknowledgments, release and undertaking to NAB

3.1         Acknowledgments

Cicutto acknowledges that:

(a)           NAB pays the Settlement Sum and FY03 STI in full settlement of any claims by Cicutto arising from Cicutto’s employment with NAB, or its termination, that Cicutto has now or may have in the future if the parties had not executed this deed; and

(b)           This deed must not be interpreted as an admission by NAB of liability to Cicutto for any matter.

3.2         Release

Cicutto releases absolutely and discharges NAB from any claim, action, suit, cause of action, demand, liability, damages and costs (whether at common law, in equity or, to the extent permitted, under any statute) arising in any way concerning or in the course of Cicutto’s employment or directorships with NAB or their termination (but excluding any claim for personal injury arising under the Accident Compensation Act 1985 (Vic) or any claim for reimbursement of reasonable work related expenses which remains outstanding as at the date of this deed, including any reasonable amounts owing on the company credit card as of 1 February 2004) that Cicutto has now or may have had in the future if the parties had not executed this deed.

4             Release of Cicutto

(a)           NAB releases and discharges Cicutto from any claim, action, suit, cause of action, demand, liability, damages and costs (whether at common law, in equity or, to the extent permitted, under any statute) NAB (or any subsidiary) has or may have against Cicutto in respect of Cicutto’s employment or directorships with NAB (or any of its subsidiaries); except that

(b)           NAB does not release or discharge Cicutto in any manner whatsoever in respect of any claim, action, suit, cause of action, demand, liability, damages and costs (whether at common law, in equity or, to the extent permitted, under any statute) arising from any criminal or fraudulent conduct committed by Cicutto in the course of his employment or directorships with NAB. The NAB Board is not aware at the date of this deed of any such conduct.

5             Confidentiality

(a)           Neither party may disclose any information in respect of this deed, other than for the purpose of enforcing this deed, or with the express authority of the other party or as required by law; and

(b)           Notwithstanding clause 5(a), NAB may disclose information in respect of this deed in the course of its compliance with regulatory disclosure obligations and communication with shareholders.

6             Plea in bar

(a)           NAB may plead this deed in bar to any claim or proceeding by Cicutto in respect of the subject matter of the release in clause 3.

(b)           Cicutto may plead this deed in bar to any claim or proceeding by NAB in respect of the subject matter of the release in clause 4.

7             Costs and expenses

NAB must pay all reasonable costs and expenses in respect of the negotiation, preparation, execution, delivery, stamping and registration of this deed.

8             Cicutto’s warranties

Cicutto warrants that:

(a)           Cicutto has entered into this deed voluntarily and without any duress from NAB;

(b)           except as set out in this deed, NAB has not made any promises, representations or inducements to Cicutto to enter into this deed;

(c)           Cicutto’s has had full opportunity to consult Cicutto’s legal advisers concerning the nature, effect and extent of the matters addressed by this deed; and

(d)           Cicutto is aware that NAB is relying on this warranty in executing this deed.

9             Indemnity

NAB will indemnify Cicutto (and keep him indemnified) against any reasonable costs and expenses incurred by him in responding to, or defending, any claim or any other enquiry or investigation of any kind by ASIC, ASX, APRA, SEC or any other regulatory body whether in Australia or elsewhere and against any reasonable costs incurred in defending any proceedings and any liability arising in proceedings against Cicutto and/or the NAB or any of its subsidiaries where such proceedings relate to any matter which arises from conduct by or on behalf of the NAB in the course of his employment or directorships with NAB or any of its subsidiaries; provided that Cicutto cooperates fully with the NAB and any and all reasonable requests it may make in connection with any such investigation or proceeding.

10           Governing law and jurisdiction

(a)           This deed is governed by the law of Victoria.

(b)           Each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of Victoria

11           Severability

(a)           Any clause in this deed which is prohibited in any jurisdiction is, in that jurisdiction, ineffective only to the extent of that prohibition.

(b)           Any clause in this deed which is void, illegal or unenforceable in any jurisdiction does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

12           Entire agreement

This deed, including Attachment 1 hereto, embodies the entire agreement between the parties in respect of the subject matter of the deed and there is no other understanding, agreement, representation or warranty, whether expressed or implied, in any way extending, modifying or qualifying any of the provisions of this deed.

13           Time of the essence

Time is of the essence of this deed.

14           Counterparts

(a)           This deed may be executed in any number of counterparts.

(b)           All counterparts, taken together, constitute one deed.

(c)           A party may execute this deed by signing any counterpart.

Executed as a deed:

The common seal of

National Australia Bank

is fixed to this document

in the presence of:

Signed	Signed
Secretary	Director

G F Nolan	D C K Allen
Name (please print)	Name (please print)

Signed sealed and delivered by
Frank J Cicutto	Signed
in the presence of:

Signed
Witness

Christopher Francis Hartigan
Name (please print)

Attachment 1

Schedule of Payments for Managing Director/Chief Executive Officer

Contract / Statutory

Item	Resignation ($)	Disclosed (Yes/No)
Contract
TEC	Paid to date of separation	N/A
Notice (6 months TRP)	949,000	Yes
Payment for all Outstanding Contract Related Matters	2,321,000	Yes

Total Agreed Payments Disclosed in Respect of Resignation	3,270,000	(Eligible Termination Payment)

Statutory/Award(est.-actual TBC)(1)
Annual Leave (139 days)	1,014,700	These payments do not need to be disclosed at the time of announcement but they will be disclosed in the Annual Report.
Long Service Leave + Bank Extended Leave (261 days)	1,905,300
Retirement Allowance (10 days)	73,000
	2,993,000
	6,263,000

NOTE: TEC = $2,082,000; TRP = $1,898,000

Options/Performance Rights

Issued	O/R	Strike ($)	Vested	Quantity	Expiry	Hurdle		Status
19.3.1999	O	28.23	No	400,000	18.3.04	$36.00	(2)	Keep
23.3.2000	O	21.29	Yes	500,000	22.3.08	TSR		Keep
23.3.2001	O	27.85	No	500,000	22.3.09	TSR		Forfeit
21.3.2003	O	30.46	No	300,000	20.3.11	TSR		Forfeit
	R	N/A		100,000				Forfeit

Superannuation

Currently superannuation is valued at approximately $1,900,000.  The majority of this cannot be accessed until the CEO attains 55 years of age.

FY 03 Short Term Incentive (1 October, 2002 to 30 September, 2003)

The $1,293,000 earned as part of the FY’03 STI, and held for you as beneficiary, will be returned to you in cash less the appropriate income tax.

Restrictive Covenant

NAB will not seek your compliance with Section B2 or B3 of your Employment Contract, and accordingly no consideration will be paid with regard thereto.

Options Issued 23/03/2000

You may have until 22 March, 2006 to exercise your options issued on 23 March, 2000.

(1)  Estimated as at 20 January 2004

(2)  Estimate – to be confirmed in accordance with the terms of the Plan

Other

Security

Reasonable personal and residential security (home alarm etc) will be provided as part of the exit arrangements given the particular circumstances surrounding the separation.  It would be envisaged that the personal security for you might be for a period of six months.

Family Assistance

We will pay for reasonable family assistance including counselling and outplacement services for not less than a 12 month period and otherwise in accordance with Bank Policy.

Bank Property

We will allow you to keep your mobile phone, home fax machine and a computer without payment on terms to be agreed and without cost to you (including removal of bank information from the computer).  You may purchase your company car at its written down (lease) residual value.

Farewell Visit to Banks

We will pay for airfares, hotels and reasonable travel expenses in order for you and your wife to visit the Bank’s international and domestic businesses within six months in order to farewell the staff, to a value not to exceed $75,000.  Visits to such businesses will be subject to the prior consent of John Stewart.

Insurances

NAB will retain D&O insurance cover for you on no less favourable terms than those which currently apply in connection with any claims (or other costs or expenses reasonably incurred as a consequence of any other ASIC, ASX, APRA, SEC or other regulatory investigation) that may arise out of events occurring prior to you ceasing employment, and until the running of all statutes of limitation in respect of any such possible claims or until such other time that these claims may be resolved.

Initialled by DCK Allen
Initials

Initialled by F J Cicutto
Initials

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